News Release

Pembina Reaffirms Existing Transaction

CALGARY, ALBERTA, **July 16, 2021** – Pembina Pipeline Corporation ("Pembina") (TSX: PPL; NYSE: PBA) today confirmed that it does not intend to increase or otherwise change the consideration of 0.50 common shares of Pembina offered under its proposed acquisition of all of the common shares of Inter Pipeline Ltd. ("Inter Pipeline") (TSX: IPL) pursuant to the arrangement agreement signed by the parties, and unanimously recommended by the board of directors of Inter Pipeline (the "Strategic Combination").

Pembina believes that its Strategic Combination with Inter Pipeline is extremely compelling from an immediate and long-term value perspective and believes shareholders should vote in favour of the transaction.

Voting FOR the Pembina Inter Pipeline Transaction

Shareholders are encouraged to vote FOR the Strategic Combination in advance of the proxy voting deadlines of 10:00 AM Mountain Time (Inter Pipeline shareholders) and 1:00 PM Mountain Time (Pembina shareholders) on July 27, 2021 for the July 29, 2021 meetings of each of the respective shareholders. If approved, the Strategic Combination between Pembina and Inter Pipeline is expected to close late in the third quarter or early in the fourth quarter of 2021.

YOUR VOTE IS VERY IMPORTANT
REGARDLESS OF THE NUMBER OF SHARES THAT YOU OWN.

For more information, visit PembinaIPL.com. Shareholders with questions or requiring assistance in considering the Strategic Combination, or with the completion and delivery of their proxy, should contact Pembina's proxy solicitation agent, Kingsdale Advisors by telephone at 1-877-657-5859 (416-867-2272 for collect calls outside North America) or by email at contactus@kingsdaleadvisors.com.

About Pembina

Pembina is a leading transportation and midstream service provider that has been serving North America's energy industry for more than 65 years. Pembina owns an integrated system of pipelines that transport various hydrocarbon liquids and natural gas products produced primarily in western Canada. Pembina also owns gas gathering and processing facilities; an oil and natural gas liquids infrastructure and logistics business; and is growing an export terminals business. Pembina's integrated assets and commercial operations along the majority of the hydrocarbon value chain allow it to offer a full spectrum of midstream and marketing services to the energy sector. Pembina is committed to identifying additional opportunities to connect hydrocarbon production to new demand locations through the development of infrastructure that would extend Pembina's service offering even further along the hydrocarbon value chain. These new developments will contribute to ensuring that hydrocarbons produced in the Western Canadian Sedimentary Basin and the other basins where Pembina operates can reach the highest value markets throughout the world.

Purpose of Pembina:

To be the leader in delivering integrated infrastructure solutions connecting global markets:

- **Customers** choose us first for reliable and value-added services;

- **Investors** receive sustainable industry-leading total returns;

- **Employees** say we are the 'employer of choice' and value our safe, respectful, collaborative and fair work culture; and

- **Communities** welcome us and recognize the net positive impact of our social and environmental commitment.

Pembina is structured into three Divisions: Pipelines Division, Facilities Division and Marketing & New Ventures Division.

Pembina's common shares trade on the Toronto and New York stock exchanges under PPL and PBA, respectively. For more information, visit www.pembina.com.

Forward-Looking Statements and Information

This document contains certain forward-looking statements and forward-looking information (collectively, "forward-looking statements"), including forward-looking statements within the meaning of the "safe harbor" provisions of applicable securities legislation, that are based on Pembina's current intentions, expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In some cases, forward-looking statements can be identified by terminology such as "intends", "expects", "will", "would", "anticipates", "plans", "estimates", "develop", "potential", "continue", "could", "create", and similar expressions suggesting future events or future performance.

In particular, this document contains forward-looking statements pertaining to, without limitation, the following: the Strategic Combination, including any changes to the consideration payable by Pembina thereunder, and the anticipated benefits and value thereof to IPL's shareholders. These forward-looking statements are based on certain assumptions that Pembina has made in respect thereof as at the date of this news release regarding, among other things: that the contents and timing of the filing of a notice of variation of the bid by Brookfield Infrastructure and its affiliates ("Brookfield") for Inter Pipeline will be consistent with previously-disclosed terms; the ability of Pembina and IPL to satisfy the conditions to closing of the Strategic Combination in a timely manner and on acceptable terms; potential future events that could impact or change Pembina's determinations described herein; that favorable circumstances continue to exist in respect of current operations and current and future growth projects; the availability of capital to fund future capital requirements relating to existing assets and projects; that the combined entities' future results of operations will be consistent with past performance and management expectations in relation thereto; prevailing regulatory, tax and environmental laws and regulations; and that all required regulatory and environmental approvals can be obtained on the necessary terms in a timely manner.

Although Pembina believes the expectations and material factors and assumptions reflected in these forward-looking statements are reasonable as of the date hereof, there can be no assurance that these expectations, factors and assumptions will prove to be correct. These forward-looking statements are not guarantees of future

performance or events and are subject to a number of known and unknown risks and uncertainties including, but not limited to: changes in the value or form of the consideration offered by Pembina and Brookfield under the potential transactions involving Inter Pipeline; the ability of the parties to receive, in a timely manner, the necessary regulatory, court, securityholder, stock exchange and other third-party approvals, including, but not limited to, the receipt of applicable competition approvals; the ability of the parties to satisfy, in a timely manner, the other conditions to the closing of the Strategic Combination; the failure to realize the anticipated benefits or synergies of the Strategic Combination following closing due to integration issues or otherwise and expectations and assumptions concerning, among other things: customer demand for the combined company's services; planned synergies, capital efficiencies and cost-savings; applicable tax laws; material cost-overruns in respect of the Heartland Petrochemical Complex or a material delay to the expected in-service date thereof; reliance on key relationships and agreements; the strength and operations of the oil and natural gas production industry and related commodity prices; actions by governmental or regulatory authorities, including changes in tax laws and treatment, changes in the regulation of competition in Canada and elsewhere; fluctuations in operating results; adverse general economic and market conditions in Canada, North America and worldwide; and certain other risks detailed from time to time in Pembina's public disclosure documents available at www.sedar.com, www.sec.gov and through Pembina's website at www.pembina.com and in Inter Pipeline's public disclosure documents available at www.sedar.com and through Inter Pipeline's website at www.interpipeline.com. In addition, the closing of the Strategic Combination may not be completed, or may be delayed if the parties' respective conditions to the closing of the Strategic Combination, including the timely receipt of all necessary regulatory approvals, are not satisfied on the anticipated timelines or at all. Accordingly, there is a risk that the Strategic Combination will not be completed within the anticipated time, on the terms currently proposed or at all.

This list of risk factors should not be construed as exhaustive. Readers are cautioned that events or circumstances could cause results to differ materially from those predicted, forecasted or projected. The forward-looking statements contained in this document speak only as of the date of this document. Pembina does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

For further information contact:

Investor Relations:
Cameron Goldade
Vice President, Capital Markets
(403) 231-3156
1-855-880-7404
e-mail: investor-relations@pembina.com
www.pembina.com

Media Relations:
(403) 691-7601
media@pembina.com